     Argentex Mining Corporation
Management Discussion and Analysis
For the Three and Six Months Ended July 31, 2011

As of September 22, 2011

Introduction

Prepared September 22, 2011 for the three and six month periods ended July 31, 2011. Our interim consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles.

Our consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles. The following discussion and analysis (“MD&A) should be read in conjunction with our interim unaudited consolidated financial statements and the related notes that appear elsewhere in this MD&A and our audited consolidated financial statements and related notes included in our Annual Information Form (“AIF”) for our fiscal year ended January 31, 2011 available on SEDAR at www.sedar.com.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

All references to currency in this MD&A are in United States dollars unless otherwise stated and all financial statements are prepared in accordance with United States generally accepted accounting principles. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of CDN$1 equals US$1.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

  our assessment of the Company as a going concern;

  our plans to update our Technical report;

  our future exploration programs and results,

  the development potential of our mineral exploration properties;

  the costs and timing of our exploration and development activities;

  our future investments in and acquisitions of mineral resource properties;

  our estimation of mineral resources and the realization of mineral resource estimates;

  Our need for, and our ability to raise, capital;

  our financial and operating objectives and strategies to achieve them;

  our expenditures and other financial or operating performance; and

  our future capital expenditures.

The material assumptions supporting these forward-looking statements include, among other things:

  our average monthly operating expenses, excluding exploration expenses, but including general and administrative expenses;

  the cost and timing of our projected exploration activities;

  our ability to obtain any necessary financing on acceptable terms;

  timing and amount of capital expenditures;

  our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner to carry out exploration activities;

  retention of skilled personnel;

  the timely receipt of required regulatory approvals;

  continuation of current tax and regulatory regimes;

  current exchange rates and interest rates; and

  general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  general economic and business conditions;

  our negative operating cash flow;

  our ability to obtain additional financing;

  fluctuations in worldwide prices and demand for minerals;

  fluctuations in the level of our exploration and development activities;

  increases in capital and operating costs;

  risks associated with mineral resource exploration and development activities;

  uncertainties inherent in the estimation of mineral resources and mineral reserves;

  competition for resource properties and infrastructure in the mineral exploration industry;

  technological changes and developments in the mineral exploration and mining industry;

  regulatory uncertainties and potential environmental liabilities;

  political changes in Argentina; and

  the risks in the section of this MD&A entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Note To U.S. Investors Concerning Estimates Of Indicated And Inferred Resources

This document, and certain reports referred to in this document and filed on our company’s website and the SEDAR site maintained by the Canadian Securities Regulators, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of securities laws in effect in the United States. Without limiting the foregoing, this document and the reports referred to herein use the terms “measured,” “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and at times required by Canadian securities laws, the Securities and Exchange Commission (the “SEC”) does not recognize them. Under current United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the reports incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this document or the reports referred to herein have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein or in the reports referred to herein may not be comparable to similar information disclosed by U.S. companies.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Rio Negro and Santa Cruz provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to the Argentine claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pinguino property and we have concentrated the majority of our exploration efforts on this property. During the remainder of the year, we intend to continue to focus our efforts primarily on our Pinguino property and two of our other properties that are also located in the Santa Cruz province of Argentina –the Contreras property and the Condor property. We are continuing with targeted exploration in the form of geophysics, trenching and drilling on the Pinguino property in an effort to continue to test the limits of known mineralization and to identify new drill targets. We are also planning to provide an updated mineral resource report (“Technical Report”) on our Pinguino property during the last quarter of calendar 2011.

Our British Columbia claims were acquired on June 7, 2010. They consist of a group of three contiguous mineral tenures known as the Clapperton Property and cover an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt. On May 25, 2011, we made a cash-in-lieu payment of approximately $3,781 (C$ 3,632) which advances the expiry date of our three mineral tenures to June 7, 2012.

The Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) defines a mineral reserve as the economically mineable part of a measured or indicated mineral resource as demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The terms measured resource, indicated resource and related terms are also defined by CIM. As we have not done a preliminary feasibility study, we have not determined whether any of our properties contains a mineral reserve. Before we can evaluate whether any mineral reserve exists on any of our properties, we will be required to spend substantial funds on further drilling and engineering studies. There is a risk that none of our properties contains a mineral reserve.

We have received two technical reports concerning our Pinguino property. Both of these reports comply with the requirements of NI 43-101, both have been filed on SEDAR and both are available on our company’s website. The first of these reports, titled Pinguino Mineral Resource Estimate (the “Technical Report”), was prepared by Moose Mountain Technical Services in October of 2009. The second of these reports, titled Pinguino Property Preliminary Economic Assessment 2011 (the “PEA”), was also prepared by Moose Mountain Technical Services. It was originally prepared and filed with an effective date of May 6, 2011 but it was recently updated and refiled with a new effective date of August 5, 2011. The PEA is based on the exploration results from our Pinguino property that were summarized in the 2009 Technical Report, and it addresses only nine of the total of 51 mineralized veins that we have identified at the Pinguino property through the date of this MD&A; further, of those nine veins, the PEA takes in to account only approximately 50 metres of the total of approximately 400 metres that have since been tested. As a result, the PEA takes in to account only 5.8 kilometres of vein strike length out of a combined strike length of 75 line kilometres. Additional veins that have been tested since preparation of the 2009 Pinguino Mineral Resource Estimate contain significant intersections of high-grade silver and remain open along strike and to depth. We are in the process of updating the PEA to include additional veins and exploration results from our 2010 and 2011 exploration programs, and we hope to receive the updated PEA by the end of the year.

We have not generated any revenue from operations since our inception. We incurred a net loss of $2,094,542 and $5,500,088 during the three and six month periods ended July 31, 2011. From inception through July 31, 2011, we have incurred a net loss of $27,743,216. We anticipate that we will continue to incur losses without generating any revenue from operations unless and until we are able to sell one or more of our resource properties or identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and build and operate a mine, and there can be no assurance that we will ever be able to do so. In their report on our financial statements for the year ended January 31, 2011, our independent auditors included an explanatory paragraph expressing concern about our ability to continue as a going concern.

Q2 2011 AND SUBSEQUENT PERIOD HIGHLIGHTS

On April 29, 2011, our shareholders approved the change of corporate jurisdiction of our company from the State of Delaware to the Province of British Columbia, Canada. We began filing the documents necessary to effect this change on June 3, 2011. On June 3, 2011, our subsidiary SCRN Properties was continued into the Province of British Columbia. On June 6, 2011, our company merged into its wholly-owned Nevada subsidiary (which was incorporated in the State of Nevada for this sole purpose) and, on June 8, 2011, our company was continued from the State of Nevada and into the Province of British Columbia, Canada.

On May 26, 2011, we announced that we intended to conduct a private placement offering for up to C$20 million. At the time of this announcement, our shares were trading at a market price in the range of C$1.20 and we anticipated that we would sell units (consisting of one common share and one-half of a warrant) at an offering price of C$1.15. Over the following weeks conditions in the stock market (and a dramatic decrease in the price of silver) lead to a decline in the market price for shares of our common stock. On June 14, 2011, with the closing price for one share of our common stock at C$0.92, we decided to cancel the offering rather than re-price it. We announced our decision on June 15, 2011.

On July 19, 2011, we entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. and including Haywood Securities Inc., Byron Capital Markets Ltd and Casimir Capital Ltd (the “Underwriters”) pursuant to which this syndicate agreed to purchase, on an underwritten ‘bought deal’ basis, 8,700,000 units (the "Units") at a price of C$1.15 per Unit (the "Offering Price"), for aggregate gross proceeds of $10,120,058 (C$10,005,000) (the "Offering"). Each Unit was to consist of one common share in the capital of our company (each a "Common Share") and one-half of one non-transferable common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant would entitle the holder to purchase one additional Common Share for C$1.60 at any time until 5:00 p.m. (Vancouver time) on the second anniversary of the closing date (the "Expiry Date"). We closed this Offering on August 19, 2011.

In our agreement with the Underwriters we granted to the Underwriters an over-allotment option to purchase up to an additional 1,305,000 Units at the Offering Price and/or up to an additional 652,500 Warrants, or any combination thereof, to cover over-allotments, if any, and for market stabilization purposes. On September 13, 2011, the Underwriters gave notice that they were exercising the over-allotment option in full and purchasing the additional 652,500 Warrants. On September 15, 2011, we closed the sale of these additional Warrants to the Underwriters for aggregate gross proceeds of $53,505 (C$53,505).

As compensation for their services in connection with the Offering, we paid to the Underwriters a cash commission of $600,300 (C$ 600,300) which is equal to six percent of the gross proceeds of the Offering and we issued to the Underwriters 522,000 Broker Warrants which is equal to six percent of the number of Units sold in the Offering. Each Broker Warrant entitles the holder to purchase one Unit at the Offering Price until the Expiry Date. In addition, upon completion of the sale of the additional Warrants on exercise of the over-allotment option, we paid the Underwriters an additional cash commission of $3,210 (C$3,210).

During our second quarter, we received approximately $1,342,447 from the exercise of stock options and warrants. Subsequent to the end of our quarter, we received $185,020 from the exercise of stock options.

During our second quarter, we completed our 2011 exploration program at our Pinguino project. This exploration program consisted of 19,704 meters of drilling in 206 holes.

Activities on Mineral Projects

Our 100%-owned Pinguino property is located within the prolific Deseado Massif, which hosts four operating precious metal mines, and is approximately 35 kilometres from the Cerro Vanguardia silver-gold mine, the largest mine in Argentina’s Santa Cruz province.

Mineralization is spatially associated with a series of near vertical veins, localized by structures, often a metre or more wide and hundreds of metres to some kilometres long. Two different mineralization types were recognized in the deposit: polymetallic sulphide rich and quartz rich Ag Au veins and breccias. The dominant mineralization trend is NW, with a minor ENE component. They are comprised of quartz veins and veinlets, vein stockworks and hydrothermal breccias that carry gold, silver, electrum and some sulfides. Metalliferous minerals in the quartz veins are commonly less than 1% in volume. They are mainly pyrite, native gold, electrum, argentite, native silver, Ag sulfosalts, hematite, sphalerite, galena and chalcopyrite.

At the date of the PEA (August 5, 2011), we had identified a total of 51 mineralized veins at our Pinguino property but the PEA, which is based on information contained in our 2009 Technical Report, covers only results from approximately 50 metres of the total of approximately 400 metres that have since been tested. As a result, the PEA takes in to account only 5.8 kilometres of vein strike length out of a combined strike length of 75 line kilometres. Additional veins that have been tested since preparation of the 2009 Technical Report contain significant intersections of high-grade silver and remain open along strike and to depth. We are in the process of updating the PEA to include additional veins and exploration results from our 2010 and 2011 exploration programs, and we hope to receive the updated PEA by the end of the year. Until then, a copy of the complete Technical Report and the PEA can be found on Sedar and on our website at www.argentexmining.com.

Highlights

  10,000 hectare property size.

  Advanced exploration stage, with more than 56,000 metres of drilling (in over 500 holes) completed to date.

  Large mineralized district-scale vein system in highly prospective region.

  Over 50 mineralized veins identified to date, containing over 75 line-kilometres of total strike length. Only a small number of veins drill tested to date.

  Two distinct epithermal deposit types, including high-grade silver-gold veins as well as indium-rich polymetallic veins with silver and gold within the same property.

  Multiple veins have returned drill results with consistent high grade silver and gold values in near surface oxide mineralization, indicating the possibility of shallow high grade precious metal zones.

  Preliminary Economic Assessment ("PEA") completed March 2011 and amended and restated on August 5, 2011.

Next steps

  We have initiated detailed magnetometry and gradient IP geophysical programs to identify and expand our list of drill targets outside of currently drill-tested veins. We plan on testing these targets during our next drill program commencing in the fall.

  We plan on updating the 2009 Technical Report to include results from our 2010 and 2011 drill programs.

  With the updated Technical Report, we anticipate updating the PEA on Pinguino using information, including updated metal prices and costs.

Acquisition

We purchased the Pinguino property pursuant to a mineral property option agreement dated February 24, 2004 between our company and Christopher Dyakowski, who became our President, Secretary, Treasurer and a member of our board of directors immediately after the agreement was signed. Mr. Dyakowski remained with the company until June 2005 at which time he left the company and resigned from all positions within management and the board of directors. The purchase price for the property of approximately $393,390 (CDN$450,000) has been paid in full, though the property is still subject to a two percent (2%) net smelter returns royalty in favor of Mr. Dyakowski. We have the right to purchase one half of Mr. Dyakowski’s net smelter returns royalty from the Pinguino property for the sum of approximately $1,032,200 (CDN$1,000,000) and all of it for the sum of approximately $2,064,400 (CDN$2,000,000). Title to all of the claims comprising the Pinguino property is registered in the name of our subsidiary, SCRN Properties Ltd.

On December 17, 2010, we purchased the surface rights to a significant portion of our Pinguino mineral property located in the Santa Cruz Province of Argentina for a purchase price of $815,000.

The executive summary contained in the PEA is reproduced below and is subject to all the assumptions, qualifications and procedures set out in the PEA. The Technical Report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and for full technical details, reference should be made to the complete text of the PEA which is available under our profile on SEDAR or on our website at www.argentexmining.com. The executive summary set forth below is qualified in its entirety with reference to the full text of the PEA.

Executive Summary

Introduction

This National Instrument 43-101 (NI 43-101) compliant Technical Report on the Pingüino property has been prepared by Moose Mountain Technical Services (MMTS) for Argentex Mining Corporation (Argentex) based on work by MMTS and the following, all independent consultants:

  Giroux Consulting Ltd.

  G&T Metallurgical Services Ltd.

Mr. Robert J. Morris P.Geo., of MMTS conducted site visits 18-20 May 2004, 22 January 2008, and 25-27 April 2008, and is the QP in matters relating to geology and the Resource Estimate.

Mr. James H. Gray P.Eng., of MMTS visited the property on 11 June 2010 and is the QP for matters relating to mining, mining capital, and mine operating costs.

This PEA covers nine of the 51 mineralized veins identified to date at Pingüino to a depth of approximately 50 metres of the 400 metres tested so far. It represents only 5.8 kilometres of vein strike length out of a combined strike length in excess of 75 line kilometres. Additional veins that have been tested since preparation of the 2009 Technical Report contain significant intersections of high-grade silver and remain open along strike and to depth.

All dollar figures presented in this section are stated in US dollars, unless otherwise specified

Geology

The Pingüino property hosts an indium-rich, polymetallic epithermal deposit which is associated with Ag-Au low sulphidation veins. It is located in the Deseado Massif of Santa Cruz Province in south central Argentina. The property consists of 10,126 hectares located in the Departamento Deseado division of central Santa Cruz Province and is 100% owned by SCRN Properties Ltd., a wholly owned subsidiary of Argentex.

The Pingüino deposit has been defined by 269 diamond drillholes for a total of 30,027.2m of drilling and consists of vein systems which are localized by the regional El Tranquilo fault system. The vein systems are often a metre or more wide and hundreds of metres to sometimes kilometres long. The host rocks of the deposit are the continental sedimentary rocks of the Triassic El Tranquilo Group and the epiclastic and volcaniclastic rocks of the Lower Jurassic Roca Blanca Formation. There are two different types of mineralization in the Pingüino deposit: polymetallic sulfide-rich veins and quartz-rich silver-gold veins and breccias. The source rocks of this complex mineralization are interpreted to be the Lower Jurassic diorites of La Leona Formation (for the sulfide-rich system) and the Cerro Leon Formation andesitic porphyries (for the quartz-rich system).

The Pingüino property was first explored by Mincorp Exploraciones S.A. (Mincorp) from 1995 to 1998. Mincorp identified ten low sulphidation epithermal veins on the property during their exploration, which included mapping, drilling, trenching and geochemical surveys. Data from their exploration program, apart from trench and drillhole location, has not been made available to Argentex, and has not been used in the Resource Estimate.

Argentex has been exploring the Pingüino property since 2004. Between 2004 and 2009, they have completed five phases of exploration which include 269 diamond drillholes, geological mapping, geochemical sampling, geophysical surveys, and trenching. Exploration results after 2009 are not included in this current work but will be included in future studies. In the first stages of exploration they were exploring for Au-Ag low sulphidation veins of the type seen at the Cerro Vanguardia Mine. There were ten of these vein types known on the property. However, after finding two polymetallic sulfide-rich veins during Phase 2 exploration, their focus shifted so that they were exploring for both types of veins. By the end of Phase 5, they had identified a total of 47 mineralized vein systems on the property with a combined strike length of 72.7km.

The Deseado Massif hosts numerous epithermal gold-silver occurrences including four producing mines. Cerro Vanguardia, 40km to the southeast and the biggest mine in the area, is on the same fault trend as the Pingüino deposit.

Mineralization is spatially associated with a series of near vertical veins, localized by structures, often a metre or more wide and hundreds of metres to some kilometres long. Two different mineralization types were recognized in the deposit: polymetallic sulfide-rich and quartz-rich Ag-Au veins and breccias. The dominant mineralization trend is NW, with a minor ENE component. They are comprised of quartz veins and veinlets, vein stockworks and hydrothermal breccias that carry gold, silver, electrum and some sulfides. Metalliferous minerals in the quartz veins are commonly less than 1% in volume. They are mainly pyrite, native gold, electrum, argentite, native silver, Ag-sulfosalts, hematite, sphalerite, galena and chalcopyrite.

Using all information available to the end of 2009, Pingüino hosts an indicated and inferred resource in nine separate vein systems, as shown in Figure 3-1 below. The veins trend to the northwest with Ivonne in the south and Marta Norte in the north. Sonia and Savary Sur are east of the main system, while Kasia is a cross-vein system.

Figure 3-1: Primary Veins of the Pingüino Deposit

Property Description and Location

The Pingüino property consists of 10,126 hectares located in the Departamento Deseado division of central Santa Cruz Province in south central Argentina. It is 300km southwest of Comodoro Rivadavia and 170km northwest of Puerto San Julian. The property is centred at approximately Latitude 48°00’ S, Longitude 68°34’W on Argentine Map sheet 4769 Quadrant 4, as indicated in Figure 3-2.

Figure 3-2: Property Location Map

  Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Pingüino Property is located in the Deseado Massif in the central part of Santa Cruz Province, the southernmost of the several Argentine provinces that comprise the vast, sparsely populated, steppe-like region of southern South America known as Patagonia. The nearest town to the project is Puerto San Julián (population 6,200), about 140 kilometres southeast. The property is reached by driving on paved Highway 3 from Comodoro Rivadavia or San Julián, and turning west at Tres Cerros on gravel Highway 87 for 40km and then northwest on gravel Highway 75 for 45km to El Piche farm, the project camp location. The property can also be reached from the oil town of Pico Truncado (population 15,000) by driving south on gravel Highway 12 and then Highway 75 for 230km.

The gravel roads are generally accessible via two-wheel drive vehicles in dry weather but can become slippery to impassable for short periods when wet. Puerto San Julián and Pico Truncado are both served by weekly commuter flights to and from Comodoro Rivadavia, an important industrial centre and port city with a population of about 200,000. It is 428 kilometres north of Puerto San Julián on paved Highway 3. Comodoro Rivadavia serves as the region’s major supply centre for the booming petroleum and mining industries and is served by several airline flights daily to Buenos Aires and other major cities in Argentina. Highway 3, Argentina’s major coastal highway, runs from Buenos Aires in the north to Ushuaia at the southernmost tip of the continent and offers all-weather access to a number of sea ports.

The Patagonia region is classified as having a continental, steppe-like climate. It is arid, very windy and has two distinct seasons, cold and warm. Because Patagonia is in the southern hemisphere, the seasons are opposite to North America. The cold winter months are from May to September and the warmer summer is from November to March. The average annual precipitation averages only 200mm, much of which occurs as winter snow; average monthly temperatures range from 3°C to 14°C, but vary widely depending on elevation. The winds are persistent, cool, dry and gusty, averaging about 36km/hr and directed predominantly to the east-southeast off the Andean Cordillera.

The Pingüino property area has a low, hilly terrain with streams and playa lakes. Elevations range from 300m to 500m above sea level. In the area the only inhabitants are farm owners and their employees. The nearest farms are Cañadón Largo, Cerro Leon, and El Piche, the Pingüino property camp. The area is sparsely vegetated consisting mostly of scattered low bushes and grass.

Away from the towns and villages in Patagonia, there are few power grids and scant telephone service. The many mineral exploration and development camps scattered widely throughout the area, typically rely on diesel or gasoline generators for electrical power and satellite phones or radios for communications. Some communities in the region are now beginning to construct wind power generating stations (Pico Truncado) and it is possible such stations might someday be utilized in mining camps to supplement their power requirements. Manpower is available in the larger communities to serve most exploration or mining operations.

History

Cerro Vanguardia Mine, 50km southeast of Pingüino, was brought to world attention in 1989-1990. The 100,000 square kilometre area of the Deseado Massif has since become recognized as a modern-day exploration frontier and an important emerging precious metals province. It is currently the site of four producing mines that have been brought into production since the late 1990’s. As well, there are some new mines being readied for production and there are many active, advanced exploration projects.

Mineralization on the Pingüino property was first discovered by Mincorp Exploraciones S.A. (Mincorp), a major mining company owned 50% by Anglo-American and 50% by Pérez Companc (a local oil company), in the mid-1990’s. Exploration between 1995 and 1998 consisted of reconnaissance geochemical sampling, geological mapping, trenching, and diamond drilling.

Argentex Mining Corp. acquired Pingüino in the early 2000’s and commenced exploration in 2004. Exploration by Argentex has consisted of:

  soil geochemical sampling (3,625 samples)

  a 3D array induced polarisation (IP) survey(38 line-kms)

  a magnetometer survey (114 line-kms)

  the excavation and sampling of 156 new and 25 old trenches from which 1,469 channel/chip samples were collected five Phases of diamond drilling from 2005 through 2009 testing 15 different mineralized zones

A NI 43-101 compliant Resource Estimate of the Pingüino deposit was completed on October 23, 2009 and is posted on SEDAR. There has been no production from the property.

Geologic Setting

The Pingüino Project is located near the centre of a large, non-deformed stable platform known as the Deseado Massif, which covers an area of approximately 100,000 square kilometres in the northern third of Santa Cruz Province.

The Deseado Massif is dominated by felsic volcanic and volcaniclastic rock units belonging to several major regional sequences deposited in middle to late Jurassic time. The rocks are broken into a series of regional fractures that probably represent reactivated basement fracture zones. Faults, active during the period of intense Jurassic extension and volcanism trend mostly NNW-SSE and form a series of grabens, half-grabens and horst blocks which are tilted slightly to the east. Since Jurassic time, the rocks have been cut by normal faults of several different orientations, mainly NW-SE and ENE-WSW, but they have undergone only a moderate amount of compression. In general, the Jurassic rocks remain relatively undeformed and are flat to gently dipping, except locally where they are close to faults, volcanic domes or similar features.

Resources and Mine Planning

In 2009, MMTS, with input from Argentex Geologists and Giroux Consulting Ltd., constructed a three-dimensional block model encompassing the nine major veins of the Pingüino deposit using data available up to that time. Modeled solids of each vein are constructed from sections orthogonal to the strike of each vein. Each vein is also modeled for both an oxide and a sulfide zone. The original MMTS/Giroux Resource modeling led to the 2009 Resource Statement. Changes to the model since the 2009 Resource Statement, include separate kriging search parameters for the oxide and sulfide zones. In addition, the composites are capped during kriging for veins which indicated deviation from the lognormal distribution at both the upper and lower bounds of grades for each metal. These separate interpolation runs have not significantly changed the total in-ground Resource Estimate.

Grades of all major elements present (Ag, Au, Pb, Zn, and In) are interpolated in the oxide and sulfide zones separately using multi-pass ordinary kriging grade interpolation. The estimated block grades are validated using visual and statistical methods. Based on these results, it is MMTS’s opinion that the grade model is globally unbiased and suitable for the subsequent pit optimization studies. The estimated block grades are classified into Indicated and Inferred Mineral Resource categories using distance to the nearest composite data in conjunction with the number of drill holes that are used to estimate block grades.

Updated, 2010/2011 metal prices as summarized in Table 3-1, are used for this updated oxide resource study and pit designs. Au and Ag prices are chosen based on examination of the 3 year daily average prices from kitco (kitco.com). Pb and Zn prices are based on 3 year daily averages as reported by the London Metal Exchange (LME.com), as of June 2010. The Indium price is calculated as the average of the June 2010 bid and ask prices. The recoveries of lead, zinc and indium are assumed to be zero from the oxide resource. The potential to recover Indium from the oxide requires additional metallurgical testing in order to be included in the economic analysis.

Table 3-1: 2010/2011 - Metal Prices

Metal	Price($)	Units
Gold	1036.00	$/oz
Silver	16.96	$/oz
Lead	0.90	$/lb
Zinc	1.10	$/lb
Indium	560	$/kg

Pit Delineated Resources – Oxides

A series of Lerch Grossman (LG) pit shell optimizations on the Oxide only resource have been carried out by MMTS using the 2010 resource model. The pits are created from LG optimization to cover both the Process plus the G&A cost of $7.07/tonne resource. The assumed overall pit slope angle is 50 degrees. Net Smelter Prices (NSP) are determined based on typical smelter or refinery terms for an oxide CN leach. Process recoveries are 70% for both the Ag and Au in the oxides, based on metallurgical testing as outlined in Section 3.9. As noted in the metallurgical section, the value of 70% has been discounted from preliminary testing due to the possible presence of a mixed zone or other factors that may reduce the expected recovery.

Mine planning pit optimizations use current projected mining, processing, and general and administrative (G&A) costs from similar projects. Pits are then designed from the LG delineated oxide resource. The in pit oxide resource uses a net smelter (refinery) return (NSR) cut-off of $5.80/tonne ore, which covers the processing costs. Loss and dilution of 10%, and haul ramps are included for a viable mine design. Furthermore, capital costs for the development of each pit have been included during preliminary scheduling, in order to ensure that the stated resource has a reasonable expectation of extraction even when subjected to a comprehensive discounted cash flow analysis. Table 3-2 summarizes the oxide in pit resource by vein and class (Indicated and Inferred) for a stand-alone Oxide operation.

Table 3-2: Summary of Designed Pit Oxide Resource for a Stand Alone CN Leach Operation

Class	Vein	Resource (tonnes)	Diluted Grades
			AG	AU
			(gpt)	(gpt)
Indicated	Marta Centro	710,000	27.46	0.260
	Marta Este	940,000	39.22	0.360
	Marta Norte	300,000	68.00	0.137
	Marta Sud	640,000	17.72	0.255
	Ivonne	280,000	16.96	0.359
	Total Indicated	2,860,000	32.36	0.288
Inferred	Marta Centro	310,000	25.40	0.302
	Marta Este	1,340,000	46.50	0.334
	Marta Norte	470,000	69.76	0.113
	Marta Noreste	610,000	40.21	0.296
	Marta Sud	240,000	23.49	0.258
	Ivonne	2,350,000	13.13	0.294
	Savary	640,000	9.84	0.328
	Total Inferred	5,960,000	28.55	0.256

The total waste for the oxide pit is 17.8 Million tonnes, for a strip ratio of 2.02 (t waste:t ore).

Both Indicated and Inferred categories are used in the pit optimizations. MMTS notes that the mine plan incorporates Inferred mineral resources. They are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore MMTS advises that there can be no certainty that the estimates contained in the PEA will be realized.

Sulfide Resource

There is the opportunity to mine below the oxide heap leach material into the sulfide mineralization with a processing plant. The sulfide resource is based on NSR values, using the current (August, 2011) spot prices and typical recoveries and smelter terms.

The Lerch-Grossman pit optimization for the sulfide resource is created using the Processing plus the G&A costs of $15.77/tonne processed. The mining costs are the same as those used for the oxide resource. The resources defined at $14.50/processed and $5.80/tonne processed cover the processing costs for sulfide and oxide material respectively. Note that an additional 2.9Mt of oxide resource is defined within the sulfide resource pit.

Table 3-3: Summary of LG Pit Sulfide Resource and Additional Oxide

Additional sulphide resources are available through underground mining methods, below the Marta Centro pit. Additional metallurgical testing, drilling and optimization studies are required prior to defining an underground resource.

Mining Operations

Detailed pit phases for the oxide pits are engineered from the results of the LG sensitivity analysis. Pits are designed based on a 10m wide road allowance at 10% grade. The oxide operation is assumed to be done by a contract miner using conventional drill, blast, load and haul mining. Material will be hauled to the heap leach pad, with waste hauled to external dumps within close proximity to each pit, with possible backfill of mined out pits.

Base case prices, costs, and recoveries are applied to calculate a Net Value per tonne of process feed material. The pits for the various veins can thereby be ranked and scheduled from highest to lowest net value, which will give the best NPV in a production schedule. See Section 3.14 Economic Evaluation for further information on the Production Schedule.

Metallurgical Test Review

The recoveries for the CN leach oxides are assumed to be 70% for both Au and Ag for all veins. These values are based on preliminary testing in which Marta Norte (MN), Marta Este (ME), and Marta Noreste (MNE) veins were tested and result in agitated leach recoveries between 90%-94% for Au and 74%-94% for Ag. Therefore, the discounted recovery of 70% for the Au and Ag in the oxide of all veins is assumed reasonable at this level of study. As noted in the metallurgical section, the value of 70% has been discounted from preliminary testing due to the possible presence of a mixed zone or other factors that may reduce the expected recovery. At this point, recovery of the other metals in the oxide has not been confirmed and is assumed to be 0 in the financial analysis. Recoveries for the sulfides are based on typical mill recoveries for sulfides as reported in similar LS epithermal deposits in the region.

Mineral Processing

The oxide material is assumed to be processed by a 3,000tpd CN heap leach, as is typical for Ag/Au oxide deposits. This is a relatively low capital cost process and produces Dore on site for low shipping and refining costs. The total off-site costs are $3.00/ Eq.Au oz.

There is significant potential to increase the pit resource through exploration and further metallurgical testing to improve recoveries for both the oxide and the sulfide resource. There is also underground potential of the sulfide material. These opportunities are outlined in the recommendations of Section 3.15.

Infrastructure and Power Supply

The nearest town to the project is Puerto San Julián (population 6,200), about 140 kilometres southeast. The project will require a road to be built from the existing roads.

Onsite diesel power generation is assumed.

Manpower is available in the larger communities to serve most exploration or mining operations.

Capital costs for specific items will be determined in future studies. In this study it is assumed reasonable access and onsite electrical capital costs are included in the typical estimates used.

Manpower transportation and accommodations are included in the costs of similar operations in the area.

Capital Cost Estimate

The capital cost estimate for an oxide CN leach operation is based on similar operations scaled to a 3,000tpd operation. Five recent gold heap leach project studies have been selected to use as benchmark projects. These five projects are in similar geographical locations (Argentina, Mexico) and range from 2,100tpd to 30,000tpd ore production rates. In order to ensure appropriate comparison, the flowsheet of each project has been evaluated and extraneous and/or unique cost components are removed. The resulting capital cost data is used to generate a direct capital cost curve and to determine the direct capital cost estimate for the Pingüino 3,000tpd plant.

Details pertaining to the initial required capital are summarized in Table 3-4.

Table 3-4: Initial Capital Cost Estimate for the Oxide Pit

Sustaining capital includes allowances for pad expansion of $250,000/year in years 4 through 7. A 6% salvage value at the end of mine life is given to the plant. The Working Capital applied in Year 1 is 8% of the Year 1 operating cost, and is retrieved at the end of mine life.

  Operating Cost Estimate

Mining costs are based on a review of similar properties in Santa Cruz which have reported mining costs of between $1.46/tonne and $2.00/tonne respectively.

The operating and G&A cost for the Pingüino is estimated through use of benchmarked plant operating costs and the development of a labour, reagent, energy, and operating supplies estimate for the heap leach and process plant. The bullet points below summarize the key assumptions that make up the operating cost estimate.

  Process plant labour cost is based upon a roster of 46 staff for 3,000tpd and salary rates relevant to the mining sector in Argentina.

  The reagents estimate is based upon cyanide consumption of 0.7 kg/tonne ore, lime consumption of 1.6 kg/t, a reagent allowance of an additional 30%, and a consumables allowance of 10% of the total reagent cost.

  The process plant energy cost is based upon a unit energy consumption of 5.7 kWh/t and a power cost of $0.18/kwh.

  Maintenance supplies are estimated at 2.2% of direct capital costs.

The operating costs are summarized in Table 3-5.

Table 3-5: Operating Costs

Cost Component		Value
Mining		1.75 $/tonne mined
Heap Leach	Labour	2.76 $/tonne leached
	Reagents	1.73 $/tonne leached
	Power	1.02 $/tonne leached
	Maintenance Supplies	0.29 $/tonne leached
	Total Processing– Leach	5.80 $/tonne leached
G&A		1.27 $/tonne leached
Total Processing– Leach & G&A		7.07 $/tonne leached

Economic Evaluation

Based on contractor mining and heap leach operation, the oxide pit production schedule and resulting cash flow is summarized in Table 3-6.

A summary of the primary economic indicators at the base case prices is given below.

Table 3-6: Pre-tax Economic Indicators

Economic Indicator	Units	Value
Cashflow	($)	$29.75
NPV (5% discount rate)	($)	$21.94
IRR	(%)	44%
Payback	(months)	23

A summary of the metal production is given in Table 3-7.

Table 3-7: Metal Production of the Pingüino Oxide Pits

Totals
Total Tonnes to Leach (Mt)	8.82
Annual Tonnes to Leach (Mt)	1.08
Average Grades
Silver (gpt)	29.786
Gold (gpt)	0.2905

Total Production
Silver (oz)	5,915,700
Gold (oz)	57,700
Average Annual Production
Silver (oz)	657,300
Gold (oz)	6,400

Due to the preliminary nature of the cost estimates, sensitivity on the upper and lower limits of these costs is presented below.

Table 3-8: Oxide Only Pit Production Schedule and Cash Flow at 3,000tpd

Sensitivity Analysis

All costs were evaluated at both +/- 35% of the Base Case costs.

Table 3-9: Upper and Lower Limits on Costs for Oxide Cash Flow Sensitivities

Cost	Base Case	Lower Limit	Upper Limit
Mining ($/t mined)	$1.75	$1.14	$2.36
Processing ($/t leach)	$5.80	$3.77	$7.83
Initial Capital (M$)	$20.7M	$13.5M	$28.0M

The effect on the project economics for each of these cost variables is presented in Table 3-10.

Table 3-10: Summary of Cost Sensitivities to Project Economics

To determine the effect of a price change on the project economics, the Base Price of both silver and gold is varied to +/- 20%. In addition, the recent (March, 2011) spot prices are used for comparison, as summarized in Table 3-11. Figure 3-3 illustrates the sensitivity analysis for the NPV at the 5% discount rate.

Table 3-11: Metal Price Variation on Oxide Pit Economics

Figure 3-3: Sensitivity of Oxide NPV (@5%) to Cost and Price Parameters
(Orange vertical line is Base Case)

Opportunities and Recommendations

This study only examined at scoping level, open pit mining with oxide leach processing for 9 veins. With an additional 42 veins over 75km strike length currently identified, the property has potential to increase what has been included in the PEA aspects of this study. The following lists regional exploration for the other veins on the property as well as specific work required for the next technical evaluations.

Geology / Resource Recommendation

  It is recommended that the regional potential of the property continue to be explored at the same time as advancing the level of studies on the defined resource areas. Drilling, geology, and Geophysical survey costs will be approximately $4.0 million.

  Exploration for additional pit resources of both oxides and sulphides for the 9 veins in this study: high grade sulfides at the southern extent of Ivonne Sur and Marta Centro indicate drilling could expand the sulfide pits of these two veins. The oxide resource could possibly extend to the south of Marta Norte, and to the north of Marta Este, which indicate high grades at the limits of the interpolated model in these areas. Drilling to confirm this potential will cost approximately $1.0 Million.

  Exploration drilling to increase the class of the oxide resource from Inferred to Measured or Indicated to increase the confidence of the in pit oxide resource for inclusion in future reserve estimates. This infill drilling will cost an estimated $1.0 million.

  Assaying, logistics, and support for the above will cost approximately $600,000.

Mining Recommendations

  Examine the underground potential of the sulfides veins at scoping level, particularly for the Marta Centro for an estimated cost of $20,000.

  Ongoing studies for the 42 remaining veins, and on increasing the extent of the 9 veins in this study will require Scoping studies with a cost in the range of $30,000 to $80,000. Determination of optimum waste and tailings placement as well as other infrastructure is required. Pit back fill is a possibility to minimize the disturbance and reduce future closure costs.

Process Recommendations

  Additional metallurgical testing will be required as the project is advanced through future studies for the resources delineated in this report plus expected future resources for the other veins in the area. Separate testing will be required for leaching of the oxide zones and a concentrator for the sulphide zones. Additional preliminary tests need to be run to establish the potential for recovery of the minor elements as well.

  Metallurgical testing of the oxide zone for veins which have not yet been tested is needed. This will cost an estimated $50,000 to $100,000 and will include scoping level process design and capital cost estimating, for leaching. The potential to recover Indium from the CN Heap Leach needs to be assessed.

  Metallurgical testing of the sulfide zone is needed and should include the high temperature (Marta Centro, Kasia) and low temperature (Ivonne) sulfide veins as well as the quartz rich vein (Marta Este). This sulphide testing will cost an estimated $100,000 to $150,000 and will include scoping level process design and capital cost estimating, for a sulphide concentrator. The potential to recover gold and increase revenue from the sulfides by leaching tails of the zinc flotation circuit should be included.

“This is the end of the executive summary from the PEA”.

Contereas

Our Cerro Contreras property is located in the Deseado Massif silver-gold epithermal region, in the center of Santa Cruz province, Argentina. The geology of the area is characterized by an intermediate to acid Jurassic lava complex, with some pyroclastic components, overlaid by Cretaceous, Tertiary and modern sediments. The volcanic rocks were separated into three lithological units: intermediate to basic (IB), intermediate to acid (IA) and acid (A). There are some evidences of a volcanic center in the area, with a magmatic evolution from basic (basaltic andesite) to acid (rhyolite) compositions. This fossil volcano is located in the intersection of regional NW and ENE structures. Mineralization in the area is represented by several occurrences of low sulphidation epithermal veins, breccias and veinlets, associated with the volcanic rocks. Two main areas were recognized: NW Dome and Main Vein, both associated with the more acidic rock faces. Expedite recognizance of these areas shows anomalous precious metals values in both and some base metals in the NW Dome Area. Nevertheless, the areas are different; the NW Dome has potential for fracture disseminated sulphide-rich mineralization, and the Main Vein Area has potential for deeper high grade precious metals ore-shoots.

The Cerro Contreras project is an advancing low sulphidation epithermal gold project in the northern part of the Deseado Massif where previous sampling by us has identified a number of key areas with anomalous gold mineralization for follow-up. New work conducted on the property has included detailed mapping in two areas; Main Vein (2.5 km by 2 km) and NW Dome (1.2 km by 0.5 km). A comprehensive program of soil sampling (544), lag sampling (636) and rock channel sampling (126) was carried out for geochemical analysis. In addition, approximately 60 km of gradient IP geophysics was completed on the Main Vein target and detailed ground magnetometer surveys totalling 500 linear km were completed on both targets. Analytical data is being compiled and interpreted together with geophysics.

Next steps

We intend to spend approximately $250,000 over the 12 month period ending August 31, 2012. During this period, we plan to have extensive geological and geophysical work completed and drill test targets.

Condor

We acquired the El Condor property pursuant to a mineral property acquisition agreement dated February 20, 2004 between our company and San Telmo Energy Ltd. As consideration for the Condor property we paid to San Telmo Energy Ltd. the sum of approximately $7,528 (CDN$10,000). The Condor property is subject to a 2% net smelter returns royalty in favor of San Telmo Energy Ltd. We have the right to repurchase one half of this royalty for approximately $1,032,200 (CDN$1,000,000) and all of this royalty for approximately $2,064,400 (CDN$2,000,000). At the time of this acquisition in February, 2004, San Telmo Energy Ltd. was an affiliate of Christopher Dyakowski, our former President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and director.

There are no maintenance fees to be paid on a cateo or on a manifestation of discovery, but there are semi-annual fees charged to maintain a pertinencia. We are current in the payment of all maintenance fees on that portion of our El Condor property comprised of pertinencias.

In May, 2004 we conducted reconnaissance prospecting and limited soil sampling and geophysics on the El Condor property. Historical results showed indications of visible gold within a small area and the exploration program was directed to expand the area of potential mineralization through geochemical and geophysical means. The anomalous geochemistry was spotty and did not show a coherent pattern. Geophysics showed an extension of the resistive material to depth.

Follow-up exploration on the Condor property focused on investigation of a new geological model based on evidence derived from previous work. The model is low grade large tonnage gold mineralization composed of chalcedony and sulphide-rich hydrothermal breccias within rhyolitic domes. Therefore, we conducted detailed mapping of approximately 16 km2 and collected 35 rock chip samples from the area. In addition, we collected approximately 1,600 soil and lag samples for geochemical analysis. Preliminary results of the mapping and sampling were successful with the discovery of several breccias, several of them with anomalies over 0.1 g/t gold, two over 0.5 g/t gold and one with 14 g/t gold.

Next steps

We intend to spend approximately $250,000 over the 12 month period ending August 31, 2012. During this period, we plan to have extensive geological and geophysical work completed and drill test targets.

Rio Negro Property

There are no known reserves on our Rio Negro property and any proposed program by us is exploratory in nature. We have not conducted any significant exploration activities on our Rio Negro property. We plan to review these mineral claims.

Clapperton Property

On June 7, 2010, we acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. Their tenure numbers are 787902, 787922 and 788362. We are obligated to spend $3,301 in annual exploration expenses or pay an equivalent amount in lieu thereof to maintain its claims. On May 25, 2011, we made a cash-in-lieu payment of approximately $3,781 (C$3,632 which advances the expiry date of our three mineral tenures to June 7, 2012.

The Clapperton Property is underlain by Nicola Group rocks including sediments and various phases of diorite, distinguished by their hornblende, biotite and quartz composition. The diorites have been intruded by feldspar porphyry and aplite dikes and a separate series of pegmatite dikes. Alteration most commonly consists of epidote-and chlorite-filled veins or shears. Strong and pervasive chlorite alteration of hornblende is displayed in some areas while other areas demonstrate kaolin-magnetite alteration of feldspar. Quartz veins occur in parts of the Clapperton Property, some of which may contain minor chalcopyrite along with bornite, chalcocite and malachite and, less frequently, molybdenite. Most of the mineral prospects of this area are copper occurrences hosted by the metadiorite.

We plan to conduct a program of fieldwork, consisting of geological mapping and prospecting as well as confirmatory soil and silt sampling to confirm the original target area and identify new ones. Modern analytical techniques may identify pathfinder elements or quantify other metals of economic significance and recent logging and related roadwork is, at least temporarily, expected to allow greater accessibility to newly exposed outcrop. We plan to conduct a week-long exploration program consisting of a crew of three persons, working out of Merritt, British Columbia. We plan on spending approximately $34,000 over the next 12 months for this exploration program.

FINANCIAL OVERVIEW

Summary of Unaudited Quarterly Results

The information provided below highlights our quarterly results of the past two years.

	Q2 2012	Q1 2012	Q4 2011	Q3 2011
	July 31, 2011	April 30, 2011	January 31, 2011	October 31, 2010

Total Assets	$4,127,561	$6,161,207	$6,963,168	$752,930
Working capital	2,679,200	3,358,958	5,316,067	7,258,137
Mineral property interest	815,000	815,000	815,000	-
Stockholders' equity	3,610,967	4,289,347	6,244,948	7,342,736
Mineral exploration activities	1,324,026	3,017,523	694,940	266,340
Net loss	(2,094,542)	(3,405,546)	(1,441,890)	(575,493)
Net loss per share	(0.03)	(0.06)	(0.03)	(0.01)

	Q2 2011	Q1 2011	Q4 2010	Q3 2010
	July 31, 2010	April 30, 2010	January 31, 2010	October 31, 2009

Total Assets	$678,868	$2,440,354	$3,372,176	$459,879
Working capital	427,033	1,984,447	2,877,702	47,655
Mineral property interest	-	-	-	-
Stockholders' equity	678,868	2,034,166	2,930,236	79,295
Mineral exploration activities	1,194,638	837,782	498,206	103,820
Net loss	(1,806,302)	(1,344,208)	(1,179,942)	(579,008)
Net loss per share	(0.04)	(0.03)	(0.03)	(0.02)

Results of Operations

Three Months Ended July 31, 2011 versus July 31, 2010

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell one or more of our mineral properties.

We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses increased by $129,388 or 11% from $1,194,638 during the three-month period ended July 31, 2010 to $1,324,026 during the three-month period ended July 31, 2011. Substantially all of our mineral exploration expenses during these periods were for exploration activities at our Pinguino property.

General and Administrative

Our general and administrative expenses (total expenses excluding mineral property interests, foreign exchange (gain) loss and stock-based compensation) increased by $212,936 or 62% from $341,212 during the three-month period ended July 31, 2010 to $554,148 during the three-month period ended July 31, 2011. This increase was primarily the result of:

  an increase in cash consulting fees of $68,937 or 71% from $96,822 in the three-month period ended July 31, 2010 to $165,759 in the three-month period ended July 31, 2011. The increase is primarily due to our expansion of our Vancouver office and retaining additional consultants.

  an increase in investor relation expenses of $48,930 or 197% from $24,899 in the three-month period ended July 31, 2010 to $73,829 in the three-month period ended July 31, 2011. This increase is primarily due to our overall effort to increase our investor relations activities and market profile in 2011. Effective March 11, 2011, we appointed Peter A. Ball as our Executive Vice-President of Corporate Development and since that date we have made a noticeable effort to increase our investor relations activities, attending additional trade conferences, holding more investor meetings, expanding our investor relations program and redesigning our website in the current year.

  an increase in office and sundry expenses of $33,385 or 70% from $47,705 in the three-month period ended July 31, 2010 to $81,090 in the three-month period ended July 31, 2011, primarily due to the increase in the number of personnel in our Vancouver office and the cost of training new personnel in Vancouver and Argentina.

  an increase in salaries and benefits of $28,098 from $nil in the three-month period ended July 31, 2010 to $28,098 in the three-month period ended July 31, 2011 due to the hire of two employees in the Vancouver office.

Stock-Based Compensation

Our stock-based compensation expense decreased by $117,079 or 60% from $195,270 in the three-month period ended July 31, 2010 to $78,191 for the three-month period ended July 31, 2011. Our stock-based compensation expense is calculated using the Black-Scholes valuation model and is allocated based on the service provided by the recipient of stock options to appropriate expense categories in our statement of operations as disclosed in note 8 to our financial statements. The decrease in our stock-based compensation expense arose primarily due to the vesting of a lower number of stock options during the three-month period ended July 31, 2011 as compared to the three-month period ended July 31, 2010. During the three-month period ended July 31, 2011 and 2010, our entire stock-based compensation expense was allocated to consulting fees.

Foreign exchange gain (loss)

Our foreign exchange loss increased by $70,409 or 93% from $75,819 in the three-month period ended July 31, 2010 to $146,228 for the three-month period ended July 31, 2011. The increase in our foreign exchange loss was primarily due to changes in the value of the U.S. dollar relative to the Canadian dollar between the two periods.

Six Month Period Ended July 31, 2011 versus July 31, 2010

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses increased by $2,309,129 or 114% from $2,032,420 during the six-month period ended July 31, 2010 to $4,341,549 during the six-month period ended July 31, 2011. The increase in our mineral exploration expenses during the six-month period ended July 31, 2011 was primarily due to the difference in the scope of our 2011 exploration program at our Pinguino Property, which consisted of 19,704 meters of drilling in 206 holes. In comparison, our 2010 exploration program consisted of 6,228 meters of drilling in 89 holes.

General and Administrative

Our general and administrative expenses increased by $540,694 or 82% from $660,182 during the six-month period ended July 31, 2010 to $1,200,876 during the six-month period ended July 31, 2011. This increase was primarily the result of:

  an increase in cash consulting fees of $112,553 or 71% from $206,395 in the six-month period ended July 31, 2010 to $318,947 in the six-month period ended July 31, 2011. The increase is primarily a result of utilizing additional consultants in the six-month period ended July 31, 2011.

  an increase in investor relation expenses of $173,043 from $61,800 or 280% in the six-month period ended July 31, 2010 to $234,843 in the six-month period ended July 31, 2011. This increase is primarily due to our overall effort to increase our investor relations activities and market profile in 2011. Effective March 11, 2011, we appointed Peter A. Ball as our Executive Vice-President of Corporate Development and since that date we have made a noticeable effort to increase our investor relations activities, attending additional trade conferences, holding more investor meetings, expanding our investor relations program and redesigning our website in the current year. In addition, we held our annual general and special meeting at the end of April 2011.

  an increase in office and sundry expenses of $79,781 or 89% from $89,653 in the six-month period ended July 31, 2010 to $169,434 in the six-month period ended July 31, 2011, primarily due to an increase in the number of personnel in our Vancouver office, the cost of training new personnel in Vancouver and Argentina. In addition, our transaction costs in transferring funds to Argentina increased due primarily to an increase in the amount of funds sent to Argentina to fund our operations there during our first quarter ended April 30, 2011.

  an increase in professional fees of $45,580 or 22% from $203,512 in the six-month period ended July 31, 2010 to $249,092 in the six-month period ended July 31, 2011, primarily due to an increase in legal costs associated with the redomicile of our Company from Delaware to British Columbia.

  an increase in transfer agent and filing fees of $19,498 or 109% from $17,960 in the six-month period ended July 31, 2010 to $37,458 in the six-month period ended July 31, 2011. This increase was mainly due to an increase in filing fees which resulted from a higher number of filings in the six-month period ended July 31, 2011.

  an increase in travel expense of $23,295 or 39% from $60,382 in the six-month period ended July 31, 2010 to $83,677 in the six-month period ended July 31, 2011. This increase was due primarily to the increase in our investor relations activities.

Stock-Based Compensation

Our stock-based compensation expense decreased by $184,013 or 50% from $369,702 in the six-month period ended July 31, 2010 to $185,689 for the six-month period ended July 31, 2011. Our stock-based compensation expense is calculated using the Black-Scholes valuation model and is allocated based on the service provided by the recipient of stock options to appropriate expense categories in our statement of operations as disclosed in note 8 to our financial statements. The decrease in our stock-based compensation expense arose primarily due to the vesting of a lower number of stock options during the six-month period ended July 31, 2011 as compared to the six-month period ended July 31, 2010. During the six-month period ended July 31, 2011 and 2010, our entire stock-based compensation expense was allocated to consulting fees.

Foreign exchange gain (loss)

Our foreign exchange gain (loss) increased by $294,466 or 331% from ($88,843) in the six-month period ended July 31, 2010 to $205,623 for the six-month period ended July 31, 2011. The increase in our foreign exchange loss was primarily due to changes in the value of the U.S. dollar relative to the Canadian dollar between January 1, 2011 and July 31, 2011.

Liquidity and Capital Resources

Working Capital

Our working capital decreased by $2,636,867 from $5,316,067 at January 31, 2011 to $2,679,200 at July 31, 2011. Subsequent to the end of the quarter, we closed a bought deal private placement financing in which we issued 8,700,000 Units at a price of C$1.15 per Unit for aggregate gross proceeds of $10,120,058 (C$10,005,000). In addition, we sold additional warrants for aggregate gross proceeds of $53,505 (C$53,505). Additional detail on these financings is disclosed on page 5 of this MD &A.

The following table summarizes our sources and uses of cash during the six month period ended July 31, 2011 and 2010:

	July 31, 2011	July 31, 2010

Cash flows used in operating activities	$(5,744,651)	$(2,934,991)
Cash flows used in investing activities	(919,360)	-
Cash flows provided by financing activities	2,680,419	177,334
Effect of foreign currency exchange	(68,083)	147,173
Net increase (decrease) in cash during period	$(4,051,675)	$(2,610,484)

Net cash used in operating activities

Net cash used in operating activities during the six-month period ended July 31, 2011 was $5,744,651, compared to $2,934,991 during the six-month period ended July 31, 2010. The increase was primarily due to the cost of our drilling program during the six-month period.

Net cash used in investment activities

During the six-month period ended July 31, 2011, we purchased a 1.35% twelve month redeemable term deposit at a cost of approximately $4,109,097 (CDN$3,999,900), redeemed $3,206,039 ($CDN 3,072,000) of the term deposit and spent $16,302 on the acquisition of equipment. We did not use any cash for investment activities during the six-month period ended July 31, 2010.

Cash provided by financing activities

During the six-month period ended July 31, 2011, we received cash of $2,349,718 on the exercise of 4,906,895 warrants and $330,700 on the exercise of 642,500 stock options.

During the six-month period ended July 31, 2010, we received cash of $102,334 on the issuance of 298,334 shares of common stock on the exercise of 298,334 stock options and $75,000 on the issuance of 500,000 shares of common stock on the exercise of 500,000 warrants.

On August 19, 2011, we raised aggregate gross proceeds of $10,120,058 when we closed our underwritten public offering of 8,700,000 Units (discussed in more detail above at page 5).

On August 30 2011, one of the Company’s officers, who is also a director of our Company exercised 300,000 stock options pursuant to which he purchased 300,000 common shares of our common shares at an exercise price of $0.37 per share for proceeds of $111,000. In addition, on September 20, 2011, a former consultant of ours exercised 200,000 stock options pursuant to which they purchased 200,000 common shares of our common shares at an exercise price of $0.37 per share for proceeds of $74,000.

On September 15, 2011, we raised additional aggregate gross proceeds of $53,505 when we sold 652,500 Warrants upon the exercise of the Over-Allotment Option by the underwriters in our underwritten public offering (discussed in more detail above at page 5).

Product Research and Development

We do not anticipate spending any significant sums on product research and development over the twelve month period ending August 30, 2012.

Purchase of Significant Equipment (See prospectus)

We intend to purchase approximately $250,000 in equipment over the twelve month period ending August 31, 2012.

Cash Requirements

We anticipate that we will incur the following expenses during the 12 month period ending August 31, 2012 and that we will not require any funding during the next twelve months:

Estimated Use of Cash During the Next 12 Months

Expense	Amount
Mineral exploration expenses and holding costs	$7,700,000
General and administrative expenses	2,400,000
Purchase of equipment	250,000
Current liabilities	500,000

Total	$10,850,000
Cash and cash equivalents and short-term	$11,500,000
investments on hand, August 31, 2011,
Estimated excess of cash resources over cash requirements	$650,000

We believe that our cash on hand as at the date of this MD&A is sufficient to fund our budgeted operating requirements for the next 12 months as shown above and we do not believe that we will need to raise additional capital to fund our plan of operations during this period. However, because our budget could increase or decrease during this period as a result of matters that we cannot anticipate at this time, we may be forced to raise additional capital. We have historically raised capital to fund our activities through the sale of equity and debt securities and we plan to raise any money that we need to fund our plan of operations through sales of our equity securities. We do not currently have any arrangements in place for any financing and there can be no assurance that we will be able to sell any of our equity securities in order to fund our operating requirements.

Going Concern

These consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies we will continue to realize our assets and discharge our liabilities in the normal course of business. However, we have a history of operating losses since our inception in 2001, and have an accumulated deficit of $27,743,216. We have not generated any revenues from mineral sales since inception, have never paid any dividends and are unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

During the six month period ended July 31, 2011 we raised $2,680,418 in private placements of equity securities and subsequent to July 31, 2011 we raised gross proceeds of $10,173,563 in an underwritten public offering.

The continuation of our Company as a going concern is dependent upon the continued financial support of our shareholders, the ability of our management to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of our resource properties. Our ability to achieve and maintain profitability and positive cash flows is dependent upon our ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon our current plans, we expect to incur operating losses in future periods. We plan to obtain sufficient working capital to execute our business plans through additional equity or debt financing.

These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. There is no assurance that we will be able to generate significant revenues in the future or be successful with any financing ventures. These consolidated financial statements do not give any effect to any adjustments that would be necessary should the we be unable to continue as a going concern and therefore be required to realize our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Contingencies and Commitments

We had no contingencies at August 31, 2011.

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (CDN$6,954) per month for the first three years of the lease, and approximately US$7,289 (CDN$7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 we entered into rental agreements for office space in La Plata, Argentina with a consultant of the Company, for the period July 2011 to June 2014 at a cost of $2,500 per month.

Share capital, options and warrants outstanding

As of September 22, 2011, we had 71,037,317 common shares issued and outstanding, 19,414,106 common share purchase warrants, of which 522,000 are unit warrants and 2,477,500 stock options as described in further detail in our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised, a total of 92,928,923 common shares would be issued and outstanding.

Related Party Transactions

On September 1, 2009, with retroactive effect to August 1, 2009, we entered into a two year consulting agreement with our President and Frontera Geological Services Ltd., (Frontera) a company wholly-owned by our President whereby we agreed to pay a consulting fee for services ordinarily provided by a Chief Executive Officer of approximately $12,500 ($12,500) per month plus a sales tax and granted a three year option to purchase 100,000 shares of common stock at $0.675 per share. Under the terms of the agreement, certain bonuses were payable, pending the achievement of certain equity targets to be reached prior to August 1, 2010. Certain equity targets were reached subsequent to August 1, 2010 and on February 10, 2011, pursuant to Board approval, we paid Frontera a discretionary cash bonus of approximately $224,000 inclusive of goods and services tax related to the prior year. Pursuant to terms of the agreement, the agreement was renewed on August 1, 2011 for one year. On July 5, 2011, we issued 50,000 shares of our common stock at $0.37 per share to Mr. Hicks for proceeds of $18,500 on the exercise of 50,000 stock options and on August 30, 2011, we issued another 300,000 shares of our common stock at $0.37 per share to Mr. Hicks for proceeds of $18,500 on the exercise of 300,000 stock options for proceeds of $111,000.

On March 11, 2011, we entered into a consulting agreement with Peter A. Ball and Ariston Capital, a company controlled by Mr. Ball, whereby Mr. Ball and Ariston Capital have agreed to provide consulting services as are consistent with those ordinarily provided by an Executive Vice President of Corporate Development (including the forging of new relationships with institutional investors, raising of capital to fund the continued development of our exploration and development programs, an expanded marketing and public relations program and assisting with corporate governance and regulatory matters) to our company in consideration for, among other things: (i) a monthly cash fee of Cdn$12,500, due at the end of the month; and (ii) the grant of stock options to purchase 150,000 shares of our common stock.

On March 11, 2011, we granted stock options to Mr. Ball to purchase 150,000 shares of our common stock at an exercise price of $1.04 per share (being the closing price (last sale of the day on the OTC Bulletin Board) on March 10, 2011), exercisable until March 11, 2014. The stock options are to vest in four equal quarterly installments, with the first installment vesting June 1, 2011. In addition, on August 24, 2011 we granted stock options pursuant to our 2007 Stock Option Plan to a company controlled by Mr. Ball to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $1.15 ($C1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

On July 6, 2011, we issued 12,500 shares of its common stock at $0.80 per share to our Chief Financial Officer for proceeds of $10,000 on the exercise of 12,500 stock options. In addition, on August 24, 2011 we granted stock options pursuant to our 2007 Stock Option Plan to a company controlled by our Chief Financial Officer to purchase an aggregate of 250,000 shares of our common stock at an exercise price of $1.15 ($C1.15) per share, for a five (5) year term expiring August 24, 2016. The options vest in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012.

Between February 1 and February 7, 2011, we issued 380,000 shares of our common stock at $0.49 per share to two directors for proceeds of $186,200 on the exercise of 380,000 stock options.

On February 7, 2011, we issued 200,000 shares of our common stock at $0.58 per share to a director for proceeds of $116,000 on the exercise of 200,000 stock options.

On July 25, 2011 we entered into rental agreements for office space in La Plata, Argentina with a consultant of ours, for the period July 2011 to June 2014 at a cost of $2,500 per month.

Related party transactions are disclosed in further detail in notes 7 and 8 to the financial statements.

Critical Accounting Policies and Estimates

Our interim consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles.

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“GAAP”) and our discussion and analysis of our financial condition and operating results require us to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 2, “Summary of Significant Accounting Policies”, of the Notes to Consolidated Financial Statements included in our Annual Information Form for the year ended January 31, 2011, describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

Management believes that our company’s critical accounting policies and estimates are those related to asset impairment, mineral claim payments and exploration expenditures and income taxes. Management considers these policies critical because they are both important to the portrayal of our company’s financial condition and operating results, and they require management to make judgments and estimates about inherently uncertain matters. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our company’s Board of Directors.

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. An impairment loss is recognized when the carrying amount exceeds its estimated recoverable value.

Mineral Claim Payments and Exploration Expenditures

We are primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition costs and mineral exploration rights are initially capitalized when incurred. Mineral property exploration costs are expensed as incurred. We assess the carrying costs for impairment when indicators of impairment exist. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be amortized using the units-of-production method over the established life of the reserve.

Mineral property exploration and development costs are expensed as incurred until the establishment of economically viable reserves.

As of the date of these financial statements, we have not established the existence of proven or probable reserves on any of our mineral properties.

Investment in and Expenditures on Mineral Property Interests

Realization of our investment in and expenditures on mineral properties is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from ambiguous conveyance history of many mineral properties. To the best of our knowledge we believe all of our unproved mineral interests are in good standing and that we have title to all of these mineral property interests.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances and tax loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized.

In the unlikely event that an uncertain tax position exists in which our company could incur income taxes, we would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if we determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of August 31, 2011, our management does not believe it has any uncertain tax positions that would result in our having a liability to the taxing authorities. However, as a result of our change of corporate jurisdiction from the State of Delaware (Argentex Delaware) to the Province of British Columbia, Canada (Argentex BC), our management believes that we may encounter certain uncertain tax positions as follows:

United States Federal Income Tax Consequences

The change in our corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada is, for United States federal income tax purposes, treated as the transfer of the assets of Argentex Delaware to Argentex BC. We must recognize a gain on the assets held by our company at the time of the change in our corporate jurisdiction to the extent that the fair market value of any of our assets exceeds our respective basis. The calculation of any potential gain is made separately for each asset held by us. No loss will be allowed for any asset that has a taxable basis in excess of its fair market value.

Canadian Federal Income Tax Consequences

As a result of the merger, Argentex Delaware as the non-surviving corporation will be considered to have disposed of its assets to Argentex Nevada for proceeds equal to their fair market value. Argentex Delaware will be subject to Canadian federal income tax liabilities with respect to any gains realized as a result of the deemed disposition of all of its assets that constitute “taxable Canadian property” for the purposes of the Canadian federal income tax. As a result of the continuation, Argentex BC will be deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of Argentex BC, if any, will be subject to tax in Canada. However, if the adjusted cost base of the assets of Argentex BC is equal to the fair market value of the assets, due to the assets having been acquired by Argentex Nevada in the course of the merger shortly prior to the continuation in a disposition deemed to have taken place at fair market value, then no gain should be realized by Argentex BC.

Risk Factors

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this quarterly MD&A in evaluating our company and our business before making any investment decision about our company. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You should invest in our common stock only if you can afford to lose your entire investment.

Risks Relating to our Proposed Merger and Continuation

We may still be treated as a U.S. corporation and taxed on our worldwide income after the merger and continuation.

The merger and continuation of our company from the State of Delaware to the Province of British Columbia, Canada is considered a migration of our company from the State of Delaware to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applies to the migration of our company from the State of Delaware to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because we expect that most of our assets after the merger and continuation will be cash or cash equivalents and shares of our wholly-owned subsidiary, SCRN Properties Ltd., we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.

As a foreign private issuer (as defined under the Securities Exchange Act, as amended), our company is no longer required to comply with the Securities and Exchange Commission’s Regulation FD.

Regulation FD, which was promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 to prevent certain selective disclosure by reporting companies, does not apply to foreign private issuers (as defined under the Securities Exchange Act, as amended) and no longer applies to us now that we are a foreign private issuer. As a result, our stockholders may not enjoy the same degree of protection against selective disclosure as they would under Regulation FD.

Insiders of our company are no longer required to file insider reports under Section 16(a) of the Securities Exchange Act of 1934 and they are no longer subject to the “short swing profit rule” of Section 16(b) of the Securities Exchange Act of 1934.

As a foreign private issuer, our directors, officers and stockholders owning more than 10% of our outstanding common stock are now subject to the insider filing requirements imposed by Canadian securities laws but they are exempt from the insider requirements imposed by Section 16 of the Securities Exchange Act of 1934. The Canadian securities laws do not impose on insiders any equivalent of the “short swing profit rule” imposed by Section 16 and our insiders are no longer subject to liability for profits realized from any “short swing” trading transactions, or a purchase and sale, or a sale and purchase, of our equity securities within less than six months. As a result, our stockholders may not enjoy the same degree of protection against insider trading as they would under Section 16 of the Securities Exchange Act of 1934.

Risks Associated With Mining

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties. Unless and until we can do so, we cannot earn any revenues from operations and if we do not do so we may lose all of the funds that we have spent on exploration. If we do not discover any mineral reserve, our business may fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business may fail. A mineral reserve is defined by the Securities and Exchange Commission in its Industry Guide 7 (which can be viewed over the Internet at http://www.sec.gov/about/forms/industryguides.pdf ) as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a “reserve” that meets the requirements of the Securities and Exchange Commission’s Industry Guide 7 is extremely remote; in all probability none of our mineral resource properties contains any ‘reserve’ and any funds that we spend on exploration will probably be lost.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral reserve on any of our properties, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve and our business could fail.

If we do discover a mineral reserve on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a reserve, there can be no assurance that any reserve established will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all of the hazards and risks inherent in these activities and, if we discover a mineral reserve, our operations could be subject to all of the hazards and risks inherent in the development and production of a mineral reserve, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. We do not currently maintain any insurance coverage against these operating hazards. The payment of any liabilities that may arise from any such occurrence would likely have a material adverse impact on our company.

Mineral prices are subject to dramatic and unpredictable fluctuations and the economic viability of any of our exploration properties and projects cannot be accurately predicted.

We expect to derive revenues, if any, either from the sale of our mineral properties or from the extraction and sale of precious and base metals such as gold, silver, zinc and indium. The price of these commodities has fluctuated widely in recent years and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors is based on the price of precious metals and therefore the economic viability of any of our exploration properties cannot accurately be predicted.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

We may compete with other exploration companies looking for mineral resource properties. Some of these other companies possess greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations. While we may compete with other exploration companies in the effort to locate and acquire mineral resource properties, we do not believe that we will compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

Risks Associated with Our Company

The fact that we have not earned any operating revenues since our incorporation raises doubt about our ability to continue to explore our mineral properties as a going concern.

We have not generated any revenue from operations since our incorporation. During the six months ended July 31, 2011, we incurred a net loss of $5,500,088. From inception through July 31, 2011, we have incurred an aggregate loss of $27,743,216. We anticipate that we will continue to incur operating expenses without revenues unless and until we are able to identify a mineral resource in a commercially exploitable quantity on one or more of our mineral properties and build and operate a mine or sell one or more of our resource properties. On August 31, 2011, we had cash and cash equivalents and short-term investments in the amount of approximately $11.5 million. We estimate our average monthly operating expenses will be approximately $200,000, excluding exploration but including general and administrative expenses, and we plan to spend approximately $7.7 million on the exploration of our mineral properties during this period. Although, we believe that our cash on hand will be sufficient to fund our currently budgeted operating requirements for the 12 month period ending August 31, 2012, our budget could increase during the balance of the year in response to matters that cannot be currently anticipated and we might find that we need to raise capital in order to properly address these items. As we would not be able to assure a lender that we will be able to successfully explore and develop our mineral properties, we would probably find it difficult to raise debt financing from traditional lending sources. We have traditionally raised our operating capital from sales of equity and debt securities, but there can be no assurance that we will continue to be able to do so. The unpredictable economy in the United States and the volatile public equity markets may make it more difficult for us to raise capital as and when we need it, and it is difficult for us to assess the impact this might have on our operations or liquidity and to determine whether the prices we might receive on the sale of minerals, if we discover any in commercially exploitable quantities, would exceed the cost of mineral exploitation and development. If we cannot raise the funds that we require to continue exploration of our mineral properties, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these were to occur, there is a substantial risk that our business would fail.

We have a limited operating history on which to base an evaluation of our business and prospects and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Although we have been in the business of exploring mineral resource properties since 2002, we have not yet located any mineral reserve and we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. During the 12 month period ending August 31, 2012, we expect to spend approximately $10.85 million to fund our operations. We therefore expect to continue to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the FINRA’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the U.S. Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers in the United States. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Trends, Risks and Uncertainties

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.